

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re:** **Wilder Filing, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 4, 2010**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have reviewed your responses to the comments in our letter dated February 12, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 3</u>

1. Please revise to include in one of your introductory paragraphs your revenues, assets, and net income (loss) for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

2. We note your risk factor on page 2 regarding the Securities and Exchange Commission's interactive data file requirements. Please revise to discuss the effect of this government regulation on your business. Refer to Item 101(h)(ix) of Regulation S-K.

Risk Factors, page 4

The SEC's new interactive data requirements will compel us to acquire . . ., page 4

3. Please revise the third sentence in this risk factor to clarify that the Interactive Data Requirement applies to the types of registrants you identify in this sentence for filings that contain financial statements of the registrant for a fiscal period that ends on or after June 15, 2011. Refer to Item 601(b)(101)(i)(C) of Regulation S-K. Additionally, please discuss when you plan to acquire and implement the needed software, and indicate to investors where you are in that process.

We may need to raise capital, page 5

4. We note your response to our prior comment 11. Please revise this risk factor to state, as you indicate in your response letter, that you expect to need additional funds for advertising and to comply with SEC reporting requirements, but that you do not know how much you will need.

Management's Discussion and Analysis of Financial Condition, page 6

5. We note your response to our prior comment 13 and reissue. Please revise significantly to specify the reasons for the changes from period to period.

Liquidity and Capital Resources, page 8

6. Please provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. As part of your discussion, include any contingencies such as raising insufficient funds from financing. In addition, disclose your monthly burn rate.

7. We note your response to our prior comment 14. Please revise to address expected sources and uses of capital. For example we note that you estimate that it will cost you between $50,000 and $100,000 per year to comply with the reporting requirements of the Exchange Act and that you may need additional capital to comply with interactive data file requirements and for advertising. In this regard we also note that you had a net loss for the year ended December 31, 2009 and for the six months ended June 30, 2010, and that your revenues for the year ended December 31, 2009 were $30,727.

Executive Compensation, page 10

Summary Compensation Table, page 10

8. We note the "Fees" column. Please explain what this is in a narrative accompanying the table. Additionally please place this compensation in the appropriate column under Item 402(n)(1) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 11

9. We note your disclosure that you use the offices and telephones of Joel Schonfeld at no cost. Please disclose in this section or advise.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 11

10. Please revise to state the approximate number of holders of each class of common equity of the registrant as of the latest practicable date. Additionally please reconcile your statement on page 12 that your "issued and outstanding shares of common stock were issued in accordance with the exemptions from registration afforded by Rule 506 of the Securities Act of 1933" with your exemptions claimed under "Recent Sales of Unregistered Securities."

Other

11. Please continue to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor